Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

October 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Bednarowski
Ms. Anne Nguyen Parker

Re:	Genius Brands International, Inc.

Registration Statement on Form S-3

Filed September 14, 2018

File No. 333-227349

Ladies and Gentlemen:

We are submitting this letter on behalf of Genius Brands International, Inc. (the “Company”) in response to the letter dated October 2, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on September 14, 2018 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Comment:

Given the size of the offering relative to the number of shares held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In addition, to the extent that the transaction is a primary offering, please tell us why you believe you are eligible to register this transaction as a primary offering on Form S-3 under either General Instruction I.B.1 or I.B.6 to Form S-3.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

October 10, 2018

Response:

We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which selling securityholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling securityholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of the 3,600,000 shares (the “Shares”) of the Company’s common stock to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

On August 17, 2018, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell (the “Offering”)  (i) an aggregate principal amount of $4.50 million in secured convertible notes, convertible into shares of the Company’s common stock, at a conversion price of $2.50 per share (the “Secured Convertible Notes”) and (ii) warrants to purchase 1,800,000 shares of the Company’s common stock at an exercise price of $3.00 per share (the “Warrants,” and, together with the Secured Convertible Notes, the “Securities”). The Company received approximately $4,500,000 in gross proceeds from the Offering.

Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”) defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” The definition’s phrase “with a view to … distribution” creates a subjective standard regarding an investor’s intent. As such, it is fact-specific. In determining intent, courts and the Commission often look to evidence based on objective criteria.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities.

We have analyzed the factors set forth in C&DI 612.09 and believe that this analysis provides confirmation that the sale of common stock being registered is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The following is a summary of our analysis of these factors.

How Long the Selling Securityholders Have Held the Shares. The selling securityholders have owned the Securities since August 17, 2018. Since the date of acquisition, none of the selling securityholders has sold or converted or exercised, as applicable, any of the Securities. The selling securityholders have been subject to the full economic and market risks of their entire investment since the date of the acquisition of the Securities. In addition, the selling securityholders acquired the Securities with no assurance that the Shares could be sold in a liquid market. In addition, 1,800,000 of the 3,600,000 Shares are issuable upon exercise of the warrants, which warrants are not exercisable until February 17, 2019, six months following the date of acquisition.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

October 10, 2018

The Circumstances Under Which the Selling Securityholders Received the Shares. The selling securityholders received the Shares in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In connection with the issuance of the Securities, the Company entered into a registration rights agreement that provided the Company would be obligated to register the resale of the common stock underlying the Securities no later than November 17, 2018. Such a registration rights agreement is customary in private placements of this nature.

The Purchase Agreement contains provisions that are relevant to each selling securityholder’s intent to resell the Shares. Each selling securityholder represented and warranted in the Purchase Agreement that (i) it was acquiring the Securities and Shares as principal for its own account and not with a view to or for distributing or reselling the Securities or Shares in violation of the Securities Act or any applicable state securities laws, (ii) it had no arrangement or understanding, directly or indirectly, with any persons to resell or distribute or regarding the distribution of such Securities or Shares and (iii) it acquired the Securities and the Shares in the ordinary course of its business. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling securityholders had any plan to act in concert with a third party to effect a distribution of the Securities or Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

The selling securityholders have not entered into any underwriting relationships or arrangements with the Company, have not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the Shares, if any, by the selling securityholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

The Relationship of the Selling Securityholders to the Company. As of the date of the filing of the Registration Statement, the selling securityholders and their affiliates held of record approximately 11% of the Company’s outstanding common stock. Such ownership percentage does not take into account the fact that the selling securityholders may not convert their notes or exercise their warrants if such conversion or exercise, as applicable, would cause their beneficial ownership of the Company’s common stock (excluding shares underlying any of its unconverted notes and warrants) to exceed 9.99% of the outstanding shares of the Company’s common stock. Therefore, regardless of the number of shares that the Company is seeking to register for resale by the selling securityholders, the selling securityholders currently are not and will not become affiliates of the Company as a result of issuances pursuant to the convertible notes or warrants.

To the best of the Company’s knowledge, there are no relationships among the selling securityholders.

The selling securityholders are not acting on behalf of the Company with respect to the Shares, the Company has no contractual, legal or other relationship with the selling securityholders that would control the timing, nature or amount of their resales of the Shares, and the Company will receive no proceeds from the sale of the Shares, if any. These facts support the view that the relationship the selling securityholders have with the Company has been that of a long-term investor, not an underwriter or any other similar primary offering conduit.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

October 10, 2018

The Amount of Shares Involved. As of the date of the filing of the Registration Statement, the Company had 9,130,986 shares of common stock outstanding, of which 8,128,780 shares were held by persons other than the selling securityholders, affiliates of the Company and affiliates of the selling securityholders. The Company proposes to register 3,600,000 Shares for resale that are issuable upon conversion of the secured convertible notes held by the selling securityholders or exercise of the warrants held by the selling securityholders. None of the Shares being registered for resale are currently outstanding, nor are they included in the amount outstanding.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. Securities Act Rules C&DI 612.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Securities Act Forms C&DI 216.14 regarding the use of Form S-3 to effect a secondary offering, provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

These interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts – beyond the mere level of ownership – indicate that the affiliate is acting as a conduit for the issuer. Here, no other facts exist to suggest that any of the selling securityholders are acting as a conduit for the issuer. In light of this, the circumstances support the view that the selling securityholders can effect a valid secondary offering regardless of the percentage of the currently outstanding common stock the secondary offering represents.

Whether the Selling Securityholders are in the Business of Underwriting Securities. To the knowledge of the Company, none of the selling securityholders is in the business of underwriting securities. At no time has any selling stockholder been affiliated with or acted as securities broker-dealers or representatives thereof. Certain of the selling securityholders are investment funds focused on making equity and debt, control and non-control investments across broad and diverse industries. Furthermore, as set forth above, each of the selling securityholders represented at the time of purchase of the Securities and Shares that it had no agreement or understanding to resell or distribute the Shares.

Whether Under all Circumstances It Appears the Selling Securityholders are Acting as a Conduit for the Company. The Company will not receive any of the proceeds from the sale of any of the Shares by the selling securityholders. The selling securityholders have no underwriting or similar relationships with the Company, and are not in the business of underwriting securities. Each selling stockholder has represented and warranted that it was acquiring the Securities and Shares as principal for its own account and not with a view to or for distributing or reselling the Securities or Shares in violation of the Securities Act or any applicable state securities laws. There is no evidence to suggest that any of the selling securityholders are acting in concert to effect a coordinated distribution of the Shares. The Company respectfully submits that, in light of all of the circumstances, the selling securityholders are not acting as an underwriter on behalf of, or as a conduit for, the Company and the proposed resale of the Shares by the selling securityholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

October 10, 2018

Should the Commission disagree with the foregoing conclusion, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6732 or jschultz@mintz.com with any comments or questions regarding this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey Schultz

Jeffrey Schultz

cc:       Genius Brands International, Inc.

Andy Heyward, Chief Executive Officer

Robert L. Denton, Chief Financial Officer

Michael Jaffa, Chief Operating Officer and Executive Vice President – Legal/Business Affairs